

June 6, 2013

Mr. Douglas J. Glenn
President and Chief Executive Officer
Hampton Roads Bankshares, Inc.
999 Waterside Drive, 2nd Floor
Norfolk, VA 23510

Re: **Hampton Roads Bankshares, Inc.**
        Registration Statement on Form S-3
        File No. 333-187890
        Supplemental Response
        Filed May 29, 2013

Dear Mr. Glenn:

        We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3

Incorporation By Reference, page 3

1. Revise to update for the Form 10-Q filed on May 14, 2013 as well as the Form 8-K filed on April 17, 2013. Also, update this section through the date that acceleration is requested.

<u>Form 10-K Filed for the Period Ended December 31, 2012</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Note (19) Fair Value Measurements, page 70</u>

2. We note your response to prior comment twelve, in our letter dated May 7, 2013. Please
    address the following:

    - Tell us the dollar amount of the collateral dependent impaired loans at both December
      31, 2012 and at March 31, 2013.
    - Tell us the appraisal discount rates utilized in the matrix for each of the quarters of
      fiscal 2012 as well as for the quarter ended March 31, 2013.
    - Tell us whether the discount percentages utilized in the matrix are different for
      collateral and non-collateral dependent loans.

<u>Form 10-Q filed for the Period Ended March 31, 2013</u>

<u>Notes to Consolidated Financial Statements</u>

<u>Recent Accounting Pronouncements</u>

3. We note that ASU 2013-02 is effective for fiscal years beginning after December 15, 2012 and not
    December 15, 2013 as has been disclosed. Please confirm and disclose that all required disclosures
    have been reflected within the Form 10-Q filed for the period ended March 31, 2013.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the
      filing effective, it does not foreclose the Commission from taking any action with respect
      to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in
      declaring the filing effective, does not relieve the company from its full responsibility for
      the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas, Staff Accountant, at 202-551-3452 or John Nolan, Senior Assistant Chief Accountant at 202-551-3492, if you have questions regarding financial statements and related matters. Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Counsel